Exhibit 99.1

FOR MORE INFORMATION:
Haris Tajyar
818-382-9702
htajyar@irintl.com
FOR IMMEDIATE RELEASE
AUGUST 15, 2008
LJ INTERNATIONAL REPORTS RESULTS FOR SECOND QUARTER 2008
HONG KONG, August 15, 2008 — LJ International Inc. (LJI) (NASDAQ: JADE), a leading jewelry manufacturer and retailer, today reported financial results for the second quarter and six month period ended June 30, 2008.
Revenues for the second quarter totaled $31.1 million, down 6.0% from $33.1 million in the second quarter of 2007. The second quarter 2008 revenues were in line with the Company’s guidance provided as part of the Company’s first quarter 2008 earnings release. Net loss for the second quarter of 2008 was ($0.3 million), or ($0.01) per diluted share, compared to net income of $1.2 million, or $0.05 per diluted share, in the second quarter of 2007.
The Company’s second quarter 2008 earnings were negatively impacted by one-time litigation expenses of over $0.5 million. Excluding these litigation expenses, the Company would have reported net income of at least $0.2 million, or $0.01 per diluted share. This compares to the Company’s earlier financial guidance of $0.02 to $0.03 per diluted share, excluding one-time expenses. The Company noted that the decrease in both revenues and net income was due to continued weak consumer spending, particularly from its U.S. customers.
On a segmented basis, revenues from LJI’s wholesale division increased slightly by 2% in the second quarter of 2008, to $23.2 million from $22.7 million in the second quarter of 2007. Retail revenues decreased 24% year-over-year, to $7.9 million from $10.4 million, because of the temporary suspension of its “Signature” line of jewelry, which was temporarily discontinued at the beginning of this year.
However, excluding the “Signature” jewelry line, ENZO’s revenues for the second quarter of 2008 totaled $7.9 million, representing a 70% growth in revenues at the retail store level from $4.6 million in the second quarter of 2007.
Gross margins in the wholesale division fell to 21% in the second quarter of 2008 from 23% a year earlier, while retail gross margins rose to 55% from 47% in the second quarter of 2007. The Company noted that the economic weakness and declining consumer confidence in the U.S. levels is beginning to negatively impact the Company’s gross margins on its wholesale side of its business.

Chairman Points to China’s Consumer Growth
LJI Chairman and CEO, Yu Chuan Yih, commented, “As in the first quarter of 2008, our latest results reflect a challenging environment for luxury consumer items such as jewelry amid the economic slowdown that has particularly affected our largest market, the U.S. We believe this economic weakness will continue and further negatively affect LJI’s wholesale business in the second half of 2008. However, this situation has also presented us with an opportunity to focus our management’s efforts on increasing ENZO’s market presence in China’s jewelry industry by maximizing each store’s profitability prior to the next wave of store openings.
Mr. Yih continued, “We continue to believe that ENZO, with its first-mover reach into most major Chinese cities and the appeal of its product lines for increasingly affluent and style-conscious women, places us in a strong position to profit from China’s rapid economic growth. We also believe that continuing to increase the Chinese share of our sales will help us overcome the weakness in our North American market and resume our historically robust growth next year.”
For the first six months of 2008, LJI reported revenues of $61.4 million, down 8.5% from $67.1 million in the first six months of 2007. Net income for the first six months of 2008 was $0.8 million, or $0.04 per fully diluted share, compared to $1.8 million, or $0.08 per fully diluted shares, in the first six months of 2007.
Company Provides Third-Quarter 2008 Financial Guidance
LJI is also providing guidance for its third quarter ending September 30, 2008. For the third quarter, the Company expects to report revenues of approximately $32 million, compared with $37.8 million in the third quarter of 2007. It expects to report a net loss between ($0.2 million) and ($0.4 million), or between ($0.01) and ($0.02) per diluted share, compared with net income of $0.5 million, or $0.02 per diluted share in the year-ago third quarter.
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9702.
About LJ International
LJ International Inc. (LJI) (Nasdaq/GS: JADE), based in Hong Kong, is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
Forward-looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements. These forward-looking statements do not constitute promises or guarantees of future performance, but involve a number of risks and uncertainties that could cause actual results to differ materially from such statements. Factors that could cause actual results to differ materially from such statements include, but are not limited to, factors relating to future revenues and earnings, expectations that the Company will not be negatively impacted by further one- time events relating to, but not limited to, write-offs related to its U.S. customers, significant or unforeseen litigation expenses, fluctuations in the Company’s gross margins, productivity improvements at its ENZO Division, successful turnaround of its unprofitable ENZO retail stores, continued weakness in the global economic climate, particularly in the U.S. and China as well as additional risk factors detailed in the Company’s most recent filings with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking information contained in this press release or with respect to the announcements described herein except as required by law.
[Financial Tables Follow]

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended		Six months ended
	June 30		June 30
	2008	2007	2008	2007
	US$	US$	US$	US$
Operating revenue	31,088	33,086	61,446	67,156
Costs of goods sold	(21,863)	(22,938)	(42,575)	(47,838)

Gross profit	9,225	10,148	18,871	19,318

Selling, general and administrative expenses	(9,136)	(7,764)	(19,367)	(15,057)

Operating income (loss)	89	2,384	(496)	4,261

Other revenue and expense
Other revenues	97	118	132	166
Gain on disposal of investment property	—	—	2,210	—
Interest expenses	(443)	(752)	(986)	(1,596)

Income (Loss) before income taxes and minority interest	(257)	1,750	860	2,831
Income taxes	(1)	(547)	(62)	(1,000)

Income (Loss) before minority interest	(258)	1,203	798	1,831
Minority interest	(5)	(4)	(1)	(5)

Net (loss) income	(263)	1,199	797	1,826

Weighted average number of shares used in calculating diluted earnings per share	22,286,933	22,564,814	22,121,080	22,186,302

Earnings (Loss) per share:
Basic	(0.01)	0.06	0.04	0.09

Diluted	(0.01)	0.05	0.04	0.08

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	As of	As of
	June 30,	December 31,
	2008	2007
	(Unaudited)
	US$	US$
ASSETS
Current asset
Cash and cash equivalents	2,702	4,951
Restricted cash	6,412	4,161
Trade receivables, net of allowance for doubtful accounts	16,623	23,194
Derivatives	—	2,947
Available-for-sale securities	2,838	2,973
Inventories	81,929	82,012
Prepayments and other current assets	3,195	2,522

Total current assets	113,699	122,760
Properties held for lease, net	767	1,292
Property, plant and equipment, net	7,712	8,460
Deferred tax assets	111	111
Goodwill, net	1,521	1,521

Total assets	123,810	134,144

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts	2,510	2,977
Notes payable	3,616	4,047
Capitalized lease obligation, current portion	85	92
Letters of credit, gold loan and others	16,704	21,536
Derivatives	2,781	4,444
Trade payables	14,133	18,700
Accrued expenses and other payables	2,417	6,120
Income taxes payable	1,019	1,719
Deferred taxation	339	339

Total current liabilities	43,604	59,974
Notes payable, non-current portion	3,077	1,154
Capitalized lease obligation, non-current portion	141	181

Total liabilities	46,822	61,309

Minority interest	168	167

Shareholders’ equity
Common stocks, par value US$0.01 each, Authorized - 100 million shares, Issued 22,748,672 shares as of June 30, 2008 and 21,437,172 shares as of December 31, 2007	227	214
Additional paid-in capital	55,114	51,495
Accumulated other comprehensive income	44	321
Retained earnings	21,435	20,638

Total shareholders’ equity	76,820	72,668

Total liabilities and shareholders’ equity	123,810	134,144

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